Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

V.I. Technologies, Inc.

We consent to the use of our report dated February 21, 2003, except for Note 1, which is as of March 25, 2003, with respect to the consolidated balance sheets of V.I. Technologies, Inc. as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 28, 2002, incorporated herein by reference.

Our report dated February 21, 2003 except for Note 1, which is as of March 25, 2003 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations, and its current cash balances and available borrowings under its revolving credit facility as of December 28, 2002 are not sufficient to support its operations over the next fiscal year. The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement for a $20 million rights offering to its shareholders and intends to commence the offering shortly after the registration statement is declared effective by the SEC. Concurrently, the Company plans to close a $4 million equity milestone investment by Pall Corporation. However, the ability of the Company to successfully complete the rights offering and close the Pall investment in a total amount adequate to fund its operations during fiscal year 2003 cannot be determined at this time. Accordingly, this raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    KPMG LLP

Boston, Massachusetts

September 10, 2003